SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 13, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

13 April 2022

Smith & Nephew plc (the "Company")

The Company announces the results of the voting by poll on the resolutions put to its Annual General Meeting ("AGM") held at 2:00pm today, Wednesday 13 April 2022.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions
1. To receive the audited accounts	664,425,311	99.99	75,270	0.01	664,500,581	76.11%	6,318,184
2. To approve the Directors' Remuneration Report (excluding Policy)	647,076,103	96.71	22,010,946	3.29	669,087,049	76.63%	1,731,661
3. To declare a final dividend	670,108,273	99.90	645,898	0.10	670,754,171	76.82%	56,206
4. To re-elect Erik Engstrom	659,390,282	98.33	11,181,263	1.67	670,571,545	76.80%	231,488
5. To re-elect Robin Freestone	533,828,518	80.32	130,789,034	19.68	664,617,552	76.12%	6,183,826
6. To elect Jo Hallas	669,261,927	99.81	1,298,218	0.19	670,560,145	76.80%	241,825
7. To re-elect John Ma	669,355,641	99.82	1,198,767	0.18	670,554,408	76.80%	250,605
8. To re-elect Katazyna Mazur-Hofsaess	669,272,186	99.81	1,291,117	0.19	670,563,303	76.80%	237,494
9. To re-elect Rick Medlock	669,388,099	99.82	1,206,511	0.18	670,594,610	76.81%	204,733
10. To elect Deepak Nath	669,415,203	99.82	1,197,430	0.18	670,612,633	76.81%	188,556
11. To re-elect Anne-Françoise Nesmes	666,255,057	99.35	4,383,825	0.65	670,638,882	76.81%	162,331
12. To re-elect Marc Owen	656,581,977	97.92	13,976,614	2.08	670,558,591	76.80%	237,798
13. To re-elect Roberto Quarta	645,255,675	96.67	22,223,357	3.33	667,479,032	76.45%	3,322,067
14. To re-elect Angie Risley	653,130,218	97.40	17,463,874	2.60	670,594,092	76.80%	206,153
15. To re-elect Bob White	669,151,863	99.78	1,444,963	0.22	670,596,826	76.81%	203,349
16. To re-appoint the Auditor	667,263,495	99.49	3,432,711	0.51	670,696,206	76.82%	106,872
17. To authorise the Directors to determine the remuneration of the Auditor	670,313,093	99.94	390,160	0.06	670,703,253	76.82%	112,650
18. To renew the Directors' authority to allot shares	611,707,921	91.21	58,959,562	8.79	670,667,483	76.81%	137,552
19. To approve the Smith+Nephew Sharesave Plan (2022)	670,137,434	99.92	511,247	0.08	670,648,681	76.81%	172,260
20. To approve the Smith+Nephew International Sharesave Plan (2022)	670,036,239	99.91	611,511	0.09	670,647,750	76.81%	173,595
Special resolutions
21. To renew the Directors' authority for the disapplication of the pre-emption rights	659,535,518	98.49	10,135,763	1.51	669,671,281	76.70%	1,146,364
22. To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	645,603,472	96.39	24,175,265	3.61	669,778,737	76.71%	1,035,644
23. To renew the Directors' limited authority to make market purchases of the Company's own shares	667,551,508	99.58	2,830,024	0.42	670,381,532	76.78%	417,373
24. To authorise general meetings to be held on 14 clear days' notice	626,347,326	93.40	44,233,142	6.60	670,580,468	76.80%	170,065

The number of ordinary shares in issue on 11 April 2022 at 6pm (excluding shares held in Treasury) was 873,112,849. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the resolutions, passed as Special Business, will be submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Susan Swabey
Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 13, 2022

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary